Exhibit 99.1

Contact:	Bohn H. Crain Chief Executive Officer Radiant Logistics, Inc. (425) 943-4599

RADIANT POSTS 63% GROWTH WITH ADJUSTED EBITDA OF $1,672,000 FOR
THE FISCAL SECOND QUARTER ENDED DECEMBER 31, 2010

Provides Upward Guidance from $5,000,000 to $5,500,000 in Adjusted EBITDA for
FYE June 30, 2011

BELLEVUE, WA, February 14, 2011 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and six months ended December 31, 2010.

For the three months ended December 31, 2010, Radiant reported net income of $716,000 on $44.5 million of revenues, or $0.02 per basic and fully diluted share, including a charge on litigation settlement of $150,000.  For the three months ended December 31, 2009, Radiant reported net income of $549,000 on $39.1 million of revenues, or $0.02 per basic and fully diluted share, including a gain on litigation settlement of $355,000.

For the six months ended December 31, 2010, Radiant reported net income of $1,499,000 on $90.9 million of revenues, or $0.05 per basic and fully diluted share, including a charge on litigation settlement of $150,000.  For the six months ended December 31, 2009, Radiant reported net income of $665,000 on $73.1 million of revenues, or $0.02 per basic and fully diluted share, including a gain on litigation settlement of $355,000.

In December of 2010, the Company recorded a charge of $150,000 in connection with the settlement of a dispute with one of its competitors related to the 2007 departure of our competitor’s then Chicago operation. By agreement among the parties, without admission of any wrong doing on the part of the Company and with affirmation of the parties’ right to freely compete in the marketplace, the Company agreed to make a $150,000 donation to a mutually agreeable IRC 503(c) charitable organization.  Neither the Company nor our competitor received any payment in connection with the settlement.

In December 2009, the Company recorded a gain of $355,000 in connection with the favorable settlement of a dispute with the former owner of Adcom Worldwide related to the calculation and payment of working capital and certain related post-closing items.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $1,672,000 for the three months ended December 31, 2010, compared to adjusted EBITDA of $1,026,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $3,381,000 for the six months ended December 31, 2010 compared to adjusted EBITDA of $1,750,000  for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

“We remain very pleased with our overall operating results,” said Bohn Crain, Chairman and CEO. “For the quarter ended December 31, 2010, our revenues increased 13.8% to $44.5 million as compared to $39.1 million for the comparable prior year period.  Net transportation revenues also increased 23.3% to $14.2 million as compared to $11.5 million for the comparable prior year period.  This improvement was a direct result of the improving economy and resurgence of our domestic transportation services.  We also continue to focus on our personnel and general administrative costs as a function of our net revenues and the continuing positive trend surrounding our controllable costs. As a percentage of net revenues, our personnel costs decreased from 13.3% to 11.0%. Our selling, general and administrative costs, as a percentage of net revenues, decreased from 10.0% to 8.0%. We are very excited about these trends, the leverage of our scalable non-asset based business model and the anticipated margin expansion available to us as we continue to execute our growth strategy.”

Crain concluded, “As we look forward to the balance of our fiscal year ending June 30, 2011, we are cautiously optimistic as to the sustainability of the economic recovery. For the fiscal year ending June 30, 2011, we are updating our prior guidance and expect to generate approximately $5.5 million in adjusted EBITDA on $175.0 million in annual revenues.  This is before considering the impact of any future acquisitions over the balance of the fiscal year.  Looking forward, our strategy remains unchanged. From our current platform, we believe profitable growth can be best achieved by continuing to bring value to the agent-based forwarder community and continuing to execute our three-prong strategy of first, providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; second, building upon the success of our organic growth initiative by on-boarding additional agent stations; and third, opportunistically pursuing acquisition opportunities, including strategic opportunities within the community of agent-based forwarders. Through this process we have identified and are in conversations with a select number of potential partners that could materially accelerate our growth.  I look forward to updating you on our progress in the coming months as these opportunities continue to develop.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the three and six months ended December 31, 2010 and 2009 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2010	2009	2010	2009

Net income	$716	$549	$1,499	$665

Net interest expense	36	27	72	82
Income tax expense	414	337	920	408
Depreciation and amortization	327	386	652	796

EBITDA	1,493	1,299	3,413	1,951
Share-based compensation and other non-cash charges	29	82	88	154
(Gain) or loss on litigation settlement	150	(355)	150	(355)

Adjusted EBITDA	$1,672	$1,026	$3,381	$1,750

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States. A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the fiscal year ending June 30, 2011 is shown below:

Financial Outlook

(Amounts in 000’s)
	Outlook Fiscal Year Ended June30, 2011	Actual Fiscal Year Ended June 30, 2010

Net income	$2,417	$1,959

Net interest expense	200	135
Income tax expense	1,482	1,093
Depreciation and amortization	1,119	1,598

EBITDA	5,218	4,785
Stock-based compensation and other
non-cash charges	132	315
Gain on extinguishment of debt	-	(135)
Business & Occupancy tax refund	-	(364)
(Gain) loss on litigation settlement	150	(355)

Adjusted EBITDA	$5,500	$4,246

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday, February 15, 2011 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 366738.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiantdelivers.com) is a non-asset based logistics company providing domestic and international freight forwarding and related services through a network of approximately 70 company owned and exclusive agent offices across North America. Operating under the Airgroup, Adcom Worldwide and Radiant brands, the company services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and international agents positioned strategically around the world. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use our current infrastructure as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; as well as those risk factors disclosed in Item 1A of our Report on Form 10 K for the year ended June 30, 2010 other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiantdelivers.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	December 31,	June 30,
	2010	2010
ASSETS
Current assets -
Cash and cash equivalents	$98,042	$682,108
Accounts receivable, net of allowance
of $474,258 and $626,401 respectively	23,783,074	21,442,023
Current portion of employee loan receivable	18,001	13,100
Current portion of station and other receivables	110,822	195,289
Prepaid expenses and other current assets	1,779,261	1,104,211
Deferred tax asset	316,740	402,428
Total current assets	26,105,940	23,839,159

Furniture and equipment, net	880,678	881,416

Acquired intangibles, net	1,526,182	2,019,757
Goodwill	1,011,310	982,788
Employee loan receivable, net of current portion	29,526	38,000
Station and other receivables, net of current portion	136,051	151,160
Investment in real estate	40,000	40,000
Deposits and other assets	177,785	153,116
Deferred tax asset – long term	190,718	106,023
Total long term assets	3,111,572	3,490,844
Total assets	$30,098,190	$28,211,419

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Accounts payable and accrued transportation costs	18,023,253	16,004,814
Commissions payable	1,965,506	2,119,503
Other accrued costs	684,796	538,854
Income taxes payable	212,410	76,309
Due to former Adcom shareholder	36,708	603,205
Other current liabilities	75,000	-
Total current liabilities	20,997,673	19,342,685

Long term debt	6,319,629	7,641,021
Deferred tax liability	611,024	439,905
Total long term liabilities	6,930,653	8,080,926
Total liabilities	27,928,326	27,423,611

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: December 31, 2010 – 29,782,721; June 30, 2010 – 31,273,461	16,157	16,157
Common stock issuable, $0.001 par value,732,038 and 0 shares, respectively	732	-
Additional paid-in capital	8,446,788	8,108,239
Treasury stock, at cost, 4,919,239 and 3,428,499 shares, respectively	(1,407,455)	(936,190)
Retained deficit	(4,967,738)	(6,466,946)
Total Radiant Logistics, Inc. stockholders’ equity	2,088,484	721,260
Non-controlling interest	81,380	66,548
Total stockholders’ equity	2,169,864	787,808
Total liabilities and stockholders’ equity	$30,098,190	$28,211,419

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RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2010	2009	2010	2009

Revenue	$44,496,820	$39,115,845	$90,857,877	$73,144,179
Cost of transportation	30,314,763	27,611,567	62,557,124	51,091,017
Net revenues	14,182,057	11,504,278	28,300,753	22,053,162

Agent commissions	9,850,191	7,838,360	19,682,651	15,293,565
Personnel costs	1,561,268	1,531,465	3,118,428	2,953,862
Selling, general and administrative expenses	1,140,135	1,153,161	2,203,417	2,249,433
Depreciation and amortization	326,808	385,937	652,066	795,717
Total operating expenses	12,878,402	10,908,923	25,656,562	21,292,577

Income from operations	1,303,655	595,355	2,644,191	760,585

Other income (expense):
Interest income	5,630	9,563	11,439	3,273
Interest expense	(42,179)	(36,756)	(84,421)	(85,791)
Other	63,407	454	89,693	98,765
Gain (loss) on litigation settlement	(150,000)	354,670	(150,000)	354,670
Total other income (expense)	(123,142)	327,931	(133,289)	370,917

Income before income tax expense	1,180,513	923,286	2,510,902	1,131,502

Income tax expense	(413,319)	(336,539)	(918,862)	(407,665)

Net income	767,194	586,747	1,592,040	723,837

Less: Net income attributable to non-controlling interest	(50,929)	(37,638)	(92,832)	(58,678)

Net income attributable to Radiant Logistics, Inc.	$716,265	$549,109	$1,499,208	$665,159

Net income per common share – basic	$.02	$.02	$.05	$.02
Net income per common share – diluted	$.02	$.02	$.05	$.02

Weighted average shares outstanding:
Basic shares	30,122,700	32,533,680	30,296,880	32,950,810
Diluted shares	31,212,861	32,723,181	30,968,361	33,135,684

The accompanying notes form an integral part of these condensed consolidated financial statements.

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RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2010	2009	2010	2009
Adjusted EBITDA	$1,671,798	$1,026,166	$3,380,778	$1,750,106
Stock-based compensation and other non-cash charges	(28,857)	(82,058)	(87,660)	(153,717)
Gain (loss) on litigation settlement	(150,000)	354,670	(150,000)	354,670
EBITDA	1,492,941	1,298,778	3,143,118	1,951,059

Depreciation and amortization	(326,808)	(385,937)	(652,066)	(795,717)
Interest expense, net	(36,549)	(27,193)	(72,982)	(82,518)
Income tax expense	(413,319)	(336,539)	(918,862)	(407,665)
Net income	716,265	549,109	1,499,208	665,159

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	25,832	54,697	80,771	108,904
Amortization of intangibles	248,192	283,654	493,575	591,978
Deferred income tax expense (benefit)	119,432	(201,469)	993	(261,532)
Depreciation and leasehold amortization	78,616	102,282	158,491	203,739
Loss (gain) on litigation settlement	150,000	(354,670)	150,000	(354,670)
Change in non-controlling interest of subsidiaries	50,929	37,638	92,832	58,678
Loss on disposal of assets	11,931	-	11,931	-
Provision for (recovery of) doubtful accounts	(125,860)	38,195	(152,143)	143,608

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	112,949	(2,270,906)	(2,188,908)	(4,436,656)
Employee receivables	4,073	31,266	3,573	33,266
Station and other receivables	21,688	12,528	99,576	185,475
Prepaid expenses and other assets	(679,054)	54,913	(699,719)	(80,091)
Accounts payable & accrued transportation costs	1,072,032	1,561,598	2,018,439	2,383,214
Commissions payable	(715,507)	(621,658)	(153,997)	(179,945)
Other accrued costs	23,461	36,781	145,942	(172,669)
Other long term liabilities	48,059	-	96,119	-
Income taxes payable	(95,680)	-	136,101	-
Income tax deposit	-	374,348	-	503,556
Total adjustments	351,093	(860,803)	293,576	(1,273,145)

Net cash provided by (used) for operating activities	$1,067,358	$(311,694)	$1,792,784	$(607,986)

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